July 12, 2013

VIA EDGAR – FORM DEL AM

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Highland Funds II Registration Statement on Form N-14 (File No. 333-189364)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Highland Funds II (the “Registrant”) is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-189364) relating to the reorganizations of the series of the Registrant named therein. The Registration Statement was filed with the Securities and Exchange Commission on June 14, 2013, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Dallas and State of Texas on the 12th day of July, 2013.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Reid Adams at (212) 596-9209.

Very truly yours,

/s/ Ethan Powell

Ethan Powell

Principal Executive Officer

Highland Funds II